Filed by Office Depot, Inc.
Commission File No. 1-10948
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated
Commission File No. 1-05057
Date: February 28, 2013

STORE MANAGER QUESTIONS & ANSWERS	2/22/2013

Audience	All Store Managers

Objective	To provide Managers with answers to questions discussed on the Feb. 20th Live Town Hall Webcast.

Additional Details	As follow-up to the Store Manager Live Town Hall with Juan Guerrero, the following answers have been provided to the questions submitted.

Merger

Q. Did we buy OfficeMax or did they buy us?

A. This was a Merger of Equals (MOE). A MOE recognizes that the merged company will be a combination of both Office Depot and OfficeMax. The combined company’s board will be made up of six Office Depot and six OfficeMax directors. The Board governance will be shared by the directors designated by each party, and a CEO will be selected by both parties’ directors. The shareholders from each company will retain ownership in the combined entity since the deal will be structured as a stock-for-stock, tax-free exchange.

Q. Last time we tried to merge with Staples, it didn’t end well for us. How are we protecting ourselves during this process ?

A. Until the transaction has been approved and the merger completed, Office Depot and OfficeMax will continue to operate independently, as completely separate companies, continuing to compete against one another.

Q. If the FTC did not allow the Staples / Office Depot merger, what makes this one different?

A. The competitive landscape is different today from what it was when we attempted the merger with Staples. We believe that our industry has changed dramatically and that combining our two companies will enhance our ability to serve customers around the world, offer new opportunities for our associates, make us a more attractive partner to our vendors, and increase shareholder value.

Q. Will we receive regular updates on the progress of the merger?

A. We will continue to keep you updated as we move forward in this process. Information will be housed on the portal and you will receive regular updates from senior management and have an opportunity to provide feedback.

Q. Is a member from the Starboard Value Group going to gain a position on the board since they hold 13% stake of the company?

A. The board will be made up equal representation from both companies. It is still too early to tell who these people will be.

Q. Will the merger affect Puerto Rico stores?

A. Puerto Rico stores are no different than other stores. We cannot speculate on the impact on any stores at this time.

Q. How do we respond to Customer questions about the merger?

A. Explain to the Customer that we are very excited about the merger and that we will continue to operate as separate companies until the merger is complete. Direct Customers to the Investor Relations website for more details.

CONFIDENTIAL – Office Depot Internal Communication

Q. What do we do if the media calls our store asking questions?

A. Follow the same process you normally would. Media are to be directed to Brian Levine, 561-438-2895.

Q. How long will the regulatory process take?

A. By the end of 2013, the merger should be complete.

Q. What will be the new name of our company?

A. The combined company’s name is expected to be determined following the appointment of a CEO for the combined company.

Q. Is there a deadline for finding a new CEO?

A. There is no deadline. The process is linked to the completion of the merger, which is much further down the line.

Associate & Store Information

Q. Will we receive a list of pros that we can post for our associates from our Corporate leadership?

A. The Store Portal has several tools that managers can use when having conversations with associates.

Q. There has been a lot of talk about how this is good for the consumer and the companies. How will this benefit the current employees?

A. It is too early to speculate at this time.

Q. Is there a possibility that Managers and/or District Mangers will have to reapply for our current position?

A. It’s too early to comment on the integration process.

Q. What is the most important message to share with our store team?

A. The most important thing is to attend to Customers and to continue to create Memorable Customer Experiences.

Q. How do we determine which stores are closing?

A. It’s too early to comment on the potential integration process and its impact on stores. For now, it’s important that we stay focused on doing a great job for our customers. We have a number of critical initiatives underway, including our new smaller store format, that will continue to improve our customer relationships and our business.

Benefits

Q. Will the 401K change?

A. No. The transaction is not expected to close until the end of 2013. Our announced incentive compensation plans will remain in place.

Q. When will the potential bonus payout for 2012 be announced and delivered?

A. Information will be sent out by Fri., 3/1.

Q. Will our Associate discounts apply at OfficeMax?

A. Until the transaction has been approved and the merger completed, Office Depot and OfficeMax will continue to operate independently, as completely separate companies.

Q. Will the announcement affect the any bonuses?

A. No, the merger will not affect any compensation programs for 2013.

Q. Will there be a Champions Circle for 2013?

A. Yes, we will have a Champions Circle for 2013. Communication is coming soon.

CONFIDENTIAL – Office Depot Internal Communication

Sales Plans

Q. When will we have access to 2013 store profit plans and 2012 profit and loss statements?

A. 2012 Results went out February 21, 2013 and the 2013 profit plans will go out in March 2013.

Q. What is the anticipated impact in sales?

A. At this time, we do not know how the merger will impact sales.

Q. How will this affect the 2013 Sales Plan?

A. We will continue to stay on track, business as usual. The merger will not affect sales for 2013.

Current Initiatives

Q. How will this affect operational changes that were in the pipeline? Will things be put on hold until the merger is complete?

A. Until the transaction has been approved and the merger completed, Office Depot and OfficeMax will continue to operate independently, as completely separate companies, doing business as usual. You should continue to pursue your respective business at Office Depot and operate under existing policies and guidelines.

Q. How will the merger affect the re-model / re-location initiative?

A. We will stick to the plan, which is to touch 100 stores this year – 70 Small Format stores and 30 Mid-Format stores. We have already opened eight (8) 5K stores this year.

Q. Where does the ISCE model stand?

A. All initiatives will remain intact. Our goal is to continue to focus on the Customer.

Merchandising/ Marketing/ Inventory

Q. What services does OfficeMax offer that we may gain? They ship FEDEX, will we? They refill ink cartridges, will we?

A. We will remain competitors until the merger is complete. At that time, we can begin the integration process.

Q. Will all retail stores eventually carry the same products?

A. It is too soon at this time to speculate but nothing will change in 2013.

Q. What about our private brand, will it still remain past 2013?

A. It is too soon at this time to speculate but nothing will change in 2013.

Q. How and when will Logistics change with our merchandise deliveries?

It is too soon at this time to speculate but nothing will change in 2013.

Q. Will we see changes in inventory levels?

A. Inventory levels are set according to our plans this year and we have no intention on changing the plan.

Q. Will the merger allow us to be more aggressive with our advertising campaigns?

A. It is too soon to speculate on any future marketing strategies.

Competitors

Q. What is the most important long range advantage in establishing our position against our competitors?

A. The combined company will be well positioned to optimize its shared multichannel sales platform and distribution network, primarily in North America. Together, the companies will provide a wide array of services and solutions that enable customers to work more efficiently and productively. By implementing best practices in sales, operations and management, the combined company is expected to be better able to compete with the many online retailers, warehouse clubs and other traditional retailers that are placing a greater emphasis on office product sales and will be able to pass on these improvements to its customers.

CONFIDENTIAL – Office Depot Internal Communication

Q. Will Corporate employees from OfficeMax be coming into our stores?

A. Things are to be business as usual. We are still competitors so a reminder, there is to be no photography, sharing of information, etc.

Q. How will the merger affect our market share vs Staples and other competitors percentage wise?

A. It is too soon to know that information at this time.

Customer / Vendor Relationship

Q. How does this announcement affect our relationship with vendors?

A. We are reaching out to our vendors through all communications channels to ensure that they know what’s happening and understand our commitment to their business.

Q. What happens if a Customer tries to return an OfficeMax product to our store?

A. Office Depot and OfficeMax are still competitors until the merger is completed, so until then, it is business as usual.

Q. Will this merger allow us to provide a better delivery solution for our Customers?

A. We believe that as a combined company we will be even better positioned to meet the evolving needs of customers.

Other

Q. What will be the future of the Special Projects teams? Does OfficeMax have their own team and if so how do they choose who is staying on the teams?

A. It’s too early to comment on what impact a merger may have on jobs within various functions.

Q. Do you foresee opportunities for career growth as we combine as companies?

A. We believe that as a combined company we will be even better positioned to offer new opportunities for our associates because we will build a stronger, more efficient organization.

Q. I had a Customer ask about contract pricing, how should we answer those type of questions at this point?

A. Office Depot and OfficeMax are still competitors until the merger is completed, so until then, it is business as usual.

Q. Will we be getting new uniforms?

A. At this time, we do not know if there will be new uniforms.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Office Depot, Inc. (“Office Depot”) will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Office Depot and OfficeMax Incorporated (“OfficeMax”) that also constitutes a prospectus of Office Depot. Office Depot and OfficeMax plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT

CONFIDENTIAL – Office Depot Internal Communication

DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME
AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT,
OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office
Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL
33496 or by calling 561-438-3657, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd.,
Naperville, Illinois 60563 or by calling 630-864-6800.

PARTICIPANTS IN THE SOLICITATION

Office Depot and OfficeMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Office Depot and OfficeMax in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Office Depot and
OfficeMax in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the
SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual
Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated
March 15, 2012, which are filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy
Statement on Schedule 14A, dated March 20, 2012, which are filed with the SEC.

OFFICE DEPOT SAFE HARBOR STATEMENT

This communication may contain forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995 concerning Office Depot, the merger and other transactions contemplated by the merger agreement, Office Depot’s long-term credit rating and its revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Office Depot, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,”
“forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of Office Depot’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the merger; the risks that the new businesses will not be integrated successfully or that Office Depot will not realize estimated cost savings and synergies; Office Depot’s ability to maintain its current long-term credit rating; unanticipated changes in the markets for its business segments; unanticipated downturns in business relationships with customers or their purchases from Office Depot; competitive pressures on Office Depot’s sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. Investors and shareholders should carefully consider the foregoing factors and the other risks and uncertainties that affect Office Depot’s business described in its Annual Report on Form 10-K,

CONFIDENTIAL – Office Depot Internal Communication

Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the
SEC. Office Depot does not assume any obligation to update these forward-looking statements.

Contact	Store.Operations@officedepot.com

CONFIDENTIAL – Office Depot Internal Communication